Exhibit 99.4

Acreage Holdings Obtains Interim Order for Plan of Arrangement

New York City, NY, May 17, 2019 (GLOBE NEWSWIRE) -- Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0ZV) is pleased to announce that, further to the joint news release with Canopy Growth Corporation (“Canopy Growth”) on April 18, 2019 (the “Joint Release”), Acreage has obtained an interim order (the “Interim Order”) of the Supreme Court of British Columbia in connection with the proposed arrangement (the “Arrangement”) to be implemented under a statutory plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia).

The Interim Order provides for, among other things, the holding of a special meeting (the “Special Meeting”) of the holders (collectively, the “Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”), proportionate voting shares (the “Proportionate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares”, and collectively with the Subordinate Voting Shares and Proportionate Voting Shares, the “Acreage Shares”) of Acreage to, among other things, consider and vote upon the Arrangement. The Special Meeting is scheduled to be held at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2 on Wednesday, June 19, 2019 at 10:00 a.m. (Toronto time). The record date for determining Shareholders entitled to receive notice of and vote at the Special Meeting was fixed at the close of business on May 13, 2019.

In connection with the Special Meeting, Acreage will be mailing a management information circular (the “Circular”), a notice of meeting and a form of proxy and related meeting materials (collectively, the “Meeting Materials”) to Shareholders. Shareholders are urged to carefully review all Meeting Materials as they contain important information concerning the Arrangement and the rights and entitlements of the Shareholders in relation thereto. The Meeting Materials will be available on SEDAR under Acreage's profile at www.sedar.com once they have been mailed to Shareholders in the coming days.

The terms of the Arrangement are summarized in the Joint Release and full details of the Arrangement are contained in the Circular. The anticipated hearing date for the application for the final order of the Court (the “Final Order”) has been scheduled for June 21, 2019. Subject to obtaining the Final Order, the required approvals from the Shareholders at the Special Meeting, the approval from the Canadian Securities Exchange, the Toronto Stock Exchange and the New York Stock Exchange, the shareholders of Canopy Growth and certain other regulatory approvals and conditions to implementing the Arrangement as set out in the arrangement agreement entered into between Acreage and Canopy Growth on April, 18, 2019, as amended (the “Arrangement Agreement”), the Arrangement is anticipated to be completed before the end of June 2019.

The Arrangement requires approval by at least 66⅔% of the holders of the Acreage Shares, voting together as a single class. Additionally, pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Arrangement requires approval by at least a majority of disinterested holders of the Acreage Shares as described in the Circular.

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the Arrangement, including the likelihood of completion thereof, the timing for mailing for the Meeting Materials, receipt of the Final Order, anticipated timing of receipt of the Final Order and the implementation of the Arrangement and the various conditions and provisions of the Arrangement Agreement. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions; other expectations and assumptions concerning the Arrangement; and such risks contained in Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Acreage’s profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Arrangement and the anticipated timing for completion of the Arrangement, Acreage has provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Acreage believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in statements in this news release are made as of the date of this news release and Acreage does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contacts:	Media Contact:

Christine Rigby Vice President, Investor Relations Investors@acreageholdings.com 646-600-9181	Howard Schacter Vice President of Communications h.schacter@acreageholdings.com 646-600-9181

Steve West Vice President, Investor Relations Investors@acreageholdings.com 646-600-9181